UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blaylock Van, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Ave, 3rd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Stanifer (510) 268-4844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Banks, Finley, White & Co.
(Name – *if individual, state last, first, middle name*)

617 Thirty-Seventh Street South	Birmingham	AL	35222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eric Standifer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blaylock Van, LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

RASHAUD JAMAL BELL
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2236746
SANTA CLARA COUNTY
My Comm. Exp. April 2, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLAYLOCK VAN, LLC

Consolidated Financial Statements
and
Report of Independent Registered Public Accounting Firm
As of and for the year ended December 31, 2020

(Public document pursuant to Rule 17a-5(e)(3))

BLAYLOCK VAN, LLC

Contents:

BANKS, FINLEY,
WHITE & CO.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Blaylock Van, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Blaylock Van, LLC (the "Company") as of December 31, 2020, and the related consolidated notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Blaylock Van, LLC's auditor since 2019.

Birmingham, Alabama
February 25, 2021

Banks, Finley White & Co.

Notes:

1) Authority—AS 3101 . AS 3101 excludes broker-dealer audit reports from the requirement to disclose critical audit matters (CAMs). However, auditors of broker-dealers may voluntarily include CAMs in their audit reports if they so choose. These *Practice Aids* do not cover CAMs; see *PPC's Guide to PCAOB Audits* for further discussion.

2) Annual audited financial statements filed with the SEC are public documents. If the broker-dealer requests confidential treatment of other than the statement of financial condition (not available for public inspection), the statement of financial condition is required to be presented as a stand-alone financial statement (referred to as the *short version*) with footnotes that may exclude notes relating only to the statement of income or operations, separate from the complete set of financial statements and supplementary information (referred to as the *long version*). Broker-dealers are also required to file the long version with their DEA and the SIPC. If a broker-dealer's DEA is FINRA and the financial statements are filed via the FINRA Firm Gateway, the SIPC will use the FINRA Firm Gateway to retrieve the financial statements. In those situations, a separate report need not go directly to the SIPC. The full set of annual audited financial statements must be bound separately or placed in a separate package. All pages of the complete set of financial statements and supplemental information should be marked "Confidential Treatment Requested." The public and nonpublic portions of the financial statements must be separately filed in the required format in order for the nonpublic portion of the financial statements to be treated as such.

3) SEC Rule 17a-5(i)(1)(ii) requires the auditor's report to be manually signed.

BLAYLOCK VAN, LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash and cash equivalents	$	7,428,647
Receivables from clearing organization, including clearing deposits of $500,000		5,042,595
Investment banking, commissions and other receivables, net		1,814,833
Right of use assets		1,098,726
Other assets		189,409
Total assets	$	15,574,210
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	657,625
Lease liabilities		1,098,726
Loan Payable		715,100
Total liabilities		2,471,451
Liabilities subordinated to claims of general creditors		2,500,000
Commitments and contingencies		
Members' equity		
Member's equity		10,602,759
Total members' equity		10,602,759
Total liabilities and member's equity	$	15,574,210

Public Document

1. Nature of business and summary of significant accounting policies

Nature of Business and Organization

Blaylock Van, LLC, (the "Company" or "BV") is a limited liability company which was organized under the laws of the state of California on March 26, 2007. The Company's primary offices are located in New York, NY, Oakland, CA and Chicago, IL. The Company became registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and admitted to membership in Financial Industry Regulatory Authority, Inc. ("FINRA") on December 21, 2007, and commenced operations on January 1, 2008.

In September 2020, BV sold to an unrelated third-party, its proprietary analytics system software known as ELROI, and all of its related intellectual property. (See note 7)

BV's operations consist of distributing and underwriting investment banking debt and equity, municipal, and taxable fixed-income securities to institutional investors, with expertise in mortgage-backed, asset-backed, government agency, corporate, municipal and equity securities. BV periodically trades on its own account, typically in municipal and corporate positions, and may incur trading gains and losses.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers money market accounts maintained at financial institutions and purchased with an original maturity date of less than 90 days to be cash equivalents.

Receivables from Clearing Brokers

The Company has a clearing agreement with Pershing LLC (the "Clearing Broker"). The Clearing Broker clears all the Company's securities transactions for the Company. The Company is required to maintain certain deposit levels with the Clearing Broker. Amounts due from the broker may be restricted to the extent that they serve as deposits for securities sold short.

Valuation Techniques

The Company values securities owned, and securities sold, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. All security positions purchased and sold during the year were valued using Level 1 inputs (See note 3).

2. Summary of Significant Accounting Policies (continued)

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. The Company uses straight line depreciation over estimated useful lives of three to seven years.

Deferred Financing Costs
Deferred financing costs are presented as a direct deduction from the carrying amount of the related debt liability and are amortized over the life of the debt.

Securities Transactions
Transactions in securities and related gains and losses are recorded on a trade-date basis. If a security is acquired with the intent of selling it within hours or days, the security shall be classified as trading. However, at acquisition an entity is not precluded from classifying as trading a security it plans to hold for a longer period. Classification of a security as trading shall not be precluded simply because the entity does not intend to sell it in the near term.

Income Taxes
The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is subject to the New York City Unincorporated Business Tax and the Illinois Replacement Tax. $90,000 estimated amount of New York City Unincorporated Business Tax is due and included in accounts payable and accrued expenses in the Statement of Financial Condition as of December 31, 2020.

The Company has adopted the provisions of Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"). Uncertain Tax Position prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal, state and local income tax audits for all periods subsequent to 2017. The Company follows the asset-liability method of accounting for deferred income taxes. There are no deferred tax assets or liabilities recognized in the accompanying statement of financial condition as amounts are deemed to be immaterial and are not expected to have any future tax consequences.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and actual results could differ from those estimates.

Recent Accounting Pronouncements

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company identified fees and other receivables (including, but not limited to, receivables related to brokerage commissions) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening stockholder's equity as of January 1, 2020. Accordingly, the Company recognized no adjustment upon adoption.

3. Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

3. Fair Value (continued)

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company did not own securities as of December 31, 2020. Cash and cash equivalents, receivables from clearing organizations, deposit with clearing organization, other receivables, right of use assets, other assets, accounts payable and accrued expenses, lease liabilities, and loan payable are all recorded at the contractual amounts, which approximates fair value. These financial instruments are generally short term in nature and approximate market rates.

4. Lease Commitments

The Company leases office space under a non-cancelable operating lease. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and a right of use asset (ROU) on its balance sheet by recognizing the lease liability based on the present value of its future lease payments.

The Company uses an incremental borrowing rate of 8.5% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments).

Maturity of the office space lease liability under the noncancelable operating lease is as follows:

Year Ending December 31,		
2021		524,929
2022		347,518
2023		184,035
2024		173,327
Total	$	1,229,809

Total undiscounted lease payments	$ 1,229,809
Less imputed interest	(131,083)
Total office space operating lease liability	$ 1,098,726

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred.

Included in consolidated statement of conditions is approximately $99,000 pledged as security deposits for office leases.

5. Fixed Assets

Details of fixed assets net of accumulated depreciation at December 31, 2020 are as follows:

Computer equipment	$	40,242
Less accumulated depreciation		(40,242)
	$	-

In December 2020, the Company satisfied its capital lease obligations collateralized by computer equipment.

6. Liabilities Subordinated to Claims of General Creditors

Subordinated Loan Agreements

On December 2nd, 2019, FINRA approved an amendment for a maturity date extension of a previously approved equity subordinated loan agreement with a counterparty, effective December 31, 2017 in the amount of $1,000,000. The loan matures on December 31, 2023 and bears interest at 12% per annum from January 1, 2020 to June 30, 2020 and at 8% from July 1st, 2020 and on, payable quarterly. Interest expenses for the year ended December 31, 2020 approximated $100,000 as related to this subordinated loan. Interest has been paid through December 31, 2020.

On July 21, 2017, FINRA approved an equity cash subordinated loan agreement with another counterparty, effective July 21, 2017, in the amount of $1,500,000. The loan automatically extends on July 21 for an additional year unless not extended by either party. The loan has extended another year to 2021. The loan bears interest at 400 basis points above the five- year U.S. Treasury rate, (1.80% from July 21, 2019 to July 20, 2020 and .27% from July 21 ,2020 to July 20, 2021), as adjusted on an annual basis, payable quarterly. The Company incurred costs associated with this loan in the aggregate of $54,000 which has been amortized over the life of the loan.

7. Variable Interest Entity and Related Party Transactions

In September 2020, BV sold to an unrelated third-party its proprietary analytics system and software known as ELROI, and all of its related intellectual property in connection therewith.

In separate transactions that immediately preceded and followed the sale of ELROI, in recognition of the contributions SPI had made to the development of ELROI over the course of years, and its exposure to institutional money managers, including the ultimate purchase of ELROI, BV acquired the remaining shares of SPI to become the 100% owner thereof. The fair value of the SPI shares were based on the relative consideration received by BV from the sale of ELROI. In November 2020, without any license to use ELROI, SPI ceased its operations and was deconsolidated. BV has no continuing involvement with ELROI.

8. Member's Equity

The equity of the Company was divided into four classes of shares, Class A, Class B, Class C and Class D shares. As of October 30, 2020, the Class D shares were redeemed and retired which resulted in a percentage adjustment to Class A, Class B, and Class C membership and economic interest in profit.

The Class A members' voting interest is directly proportional to each member's Class A shares. As of December 31, 2020, Robert Van Securities, Inc. (RVSI) owns 99.8% of Class A shares which represents approximately a 63% membership interest in the Company. The Class B, Class C and Class D members have no voting rights. The Class B, Class C and Class D shares represent only an economic interest in the profits and losses of the Company, except for other such rights that may expressly be granted to such Class B, Class C and Class D members in accordance with the Operating Agreement, as amended (the "Agreement"). As of December 31, 2020, Blaylock & Co. ("B&C") owns 100% of the Class B Shares which represents approximately a 36% membership interest in the Company. Jamaica Money Market Bank ("JMMB") owns 100% of Class C shares which represents approximately a 1% membership interest of the Company.

Net profits are allocated to members in reverse order and in proportion to any net loss previously allocated to each such member until net profits have been allocated to members in an aggregate amount equal to the aggregate net loss previously allocated to the members. Thereafter, net profits are allocated to the members in the same ratio and order as distributions are required to be made. Net losses are first allocated to Class A, B, or C members in proportion to the respective share percentage interests.

In the event that a Class A, B, or C member has a negative balance in its capital account at the time such net loss is allocated, such member will not be allocated a net loss. Furthermore, the remaining Class A, B and C members that have positive balances in their capital accounts will be allocated the remaining net loss in proportion to the amount of their respective capital accounts.

The Company makes distributions from net profits in such amounts and at such times as its Manager determines for each year as follows; before the redemption of Class D, Class D member was entitled first to an annual fixed preferred distribution, payable quarterly, in the amount of $125,000; second 100% of distributions are made to Class A, B and C members in proportion to their share percentage interest until such time as such members have received an amount per share equal to the fixed preferred distribution; third, distributions are then made equally among all members in proportion to their respective share percentage interest. For the year ended December 31, 2020, the Company made distributions to Class A, B, and C in the amount of $2,000,000. It also made the final preferred distributions in the amount of $125,000 and final profit distributions of $645,882 to KTEA, the Class D member.

9. Benefit Plans

Profit Sharing Plan

In January 2018, the Company voluntarily terminated the profit-sharing plan. The profit-sharing plan was established as a nonqualified supplemental deferred compensation plan (the "BV Executive Discretionary Performance Incentive Plan") for certain employees of the Company. The granting of awards was at the sole discretion of the Board of Directors. The deferred compensation vested 1/3 on the first day of the succeeding plan year three years after contributions were made and 1/3 each on the first day of the next two succeeding years. As of December 31, 2019, the undistributed deferred compensation amount was approximately $205,000 and was fully vested. All of the compensation cost related to the plan was recognized as of December 31, 2018 and there were no grants issued in 2018. The Company is required to wait a minimum of one year, as required by ERISA, to distribute the deferred compensation to the active participants. The Company has the right to make all final distributions within the second twelve-month period commencing with the date of termination of the plan or to make distributions as outlined under the terms of the original plan document. As of December 31, 2020, the Company made all required distributions.

Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan ("DC Plan") that provided for a dollar-for-dollar employer matching contribution of 50% of the employee's contribution up to a maximum employee contribution of 10%. Employees become fully vested on a graded vesting schedule in employer matching contributions after five years of employment.

On July 1, 2018 the Company elected to begin making a discretionary matching contribution equal to a uniform percentage of employee salary deferrals to be determined each year and adjusted quarterly as to determination, calculation and frequency. There were no Company 401(k) matching contributions for the year ended December 31, 2020. In 2020 employees were able to defer up to $19,500 (plus $6,500 for employees over the age of 50) of their yearly pay as a pre-tax investment in the 401(k)plan, in accordance with limits set by the IRS.

The Company sponsors a 401(k) defined contribution plan ("DC Plan") that provided for a dollar-for-dollar employer matching contribution of 50% of the employee's contribution up to a maximum employee contribution of 10%. Employees become fully vested on a graded vesting schedule in employer matching contributions after five years of employment.

On July 1, 2018 the Company elected to begin making a discretionary matching contribution equal to a uniform percentage of employee salary deferrals to be determined each year and adjusted quarterly as to determination, calculation and frequency. There were no Company 401(k) matching contributions for the year ended December 31, 2020. In 2020 employees were able to defer up to $19,500 (plus $6,500 for employees over the age of 50) of their yearly pay as a pre-tax investment in the 401(k)plan, in accordance with limits set by the IRS.

10. Net Capital Requirement and Computation

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital was approximately $11,813,618 which was approximately $11,713,618 in excess of its minimum requirements of $100,000.

11. Exemption from Sec Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) but also, 1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

12. Off-Balance Sheet Risk

Pursuant to its clearance agreements, the Company introduces all of its customers' securities transactions to its Clearing Broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice, the Company and the Clearing Broker monitor collateral on the customers' accounts. In addition, the receivables from the Clearing Broker are pursuant to these clearance agreements and include clearing deposits of approximately $500,000.

In the normal course of its operations, the Company may enter into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

13. Concentrations of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

14. Concentrations of Credit Risk (continued)

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At certain points during the year, account balances may have exceeded insured limits, but the Company has not incurred any associated credit losses.

15. Commitments, Contingencies and Indemnifications

Commitments
The Company has contractual commitments for certain market data services for periods not to exceed two years from the balance sheet date. Amounts committed are approximately $372,700 and $119,600, for the years ended December 31, 2021 and 2022, respectively.

Contingencies
In the normal course of business, the Company has been named as a defendant in various legal and arbitration matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws.

These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

16. Liquidity

At December 31, 2020, the Company's consolidated available cash balance was approximately $7.4 million dollars. The Company also has approximately $500,000 in funds deposited in firm accounts with its clearing broker which are readily available if needed. While the Company believes it is well positioned for success in the current environment, material decreases in trading volumes or debt or equity issue volume could adversely impact the Company's business plan. Management has the ability to manage operating costs, if necessary, to adjust for market fluctuations.

17. COVID-19

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believe that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

18. Subsequent Events

The Company has evaluated and noted no events or transactions that have occurred between the period of December 31, 2020 through February 25, 2021 that would require recognition or disclosure in the financial statements.